UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 26, 2026

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Novo Nordisk A/S – Share repurchase programme

Bagsværd, Denmark, 26 October 2026 – On 6 May 2026, Novo Nordisk initiated a share repurchase programme in accordance with Article 5 of Regulation No 596/2014 of the European Parliament and Council of 16 April 2014 (MAR) and the Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 (the "Safe Harbour Rules"). This programme is part of the overall share repurchase programme of up to DKK 15 billion to be executed during a 12-month period beginning 4 February 2026.

Under the programme initiated 6 May 2026, Novo Nordisk will repurchase B shares for an amount up to DKK 11,200,000,010.45 in the period from 6 May 2026 to 1 February 2027.

Since the announcement 19 October, the following transactions have been made:

	Number of B shares	Average purchase price	Transaction value, DKK
Accumulated, last announcement	24,315,000		7,075,024,314
19 October 2026	239,994	257.23	61,734,209
20 October 2026	240,006	258.81	62,115,110
21 October 2026	240,000	260.66	62,558,988
22 October 2026	240,000	262.77	63,065,792
23 October 2026	240,000	261.87	62,849,699
Accumulated under the programme	25,515,000		7,387,348,112

The details for each transaction made under the share repurchase programme are published on novonordisk.com.

With the transactions stated above, Novo Nordisk owns a total of 54,314,876 B shares of DKK 0.10 as treasury shares, corresponding to 1.2% of the share capital. The total amount of A and B shares in the company is 4,465,000,000 including treasury shares.

Novo Nordisk expects to repurchase B shares for an amount up to DKK 15 billion during a 12-month period beginning 4 February 2026. As of 23 October 2026, Novo Nordisk has since 4 February 2026 repurchased a total 40,274,179 B shares at an average share price of DKK 277.78 per B share equal to a transaction value of DKK 11,187,348,102.

Novo is the global healthcare company that believes lasting health starts now. For over a century, we’ve combined leading scientific expertise with a deep understanding of people’s lives. We develop treatments and support that help millions of people make progress they can see, feel and sustain now and in the future. Every day, over 67,000 employees around the world advance our purpose to drive change for lasting health. Through our partnerships, programmes and investments, we’re working to prevent disease, expand access to treatments and reduce our environmental impact to help even more people live healthier lives. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo -B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com and follow us on Instagram , LinkedIn, TikTok, Facebook, X and YouTube.

Contacts for further information

Novo Nordisk Media:
Ambre James-Brown +45 3079 9289 globalmedia@novonordisk.com	Liz Skrbkova (US) +1 609 917 0632 USMediaRelations@novonordisk.com

Novo Nordisk Investors:
Michael Novod +45 3075 6050 nvno@novonordisk.com	Sina Meyer +45 3079 6656 azey@novonordisk.com

Christoffer Togo Solgaard-Tullin +45 3079 1471 cftu@novonordisk.com	Max Ung +45 3077 6414 mxun@novonordisk.com

Ida Schaap Melvold +45 3077 5649 idmg@novonordisk.com	Mads Berner Bruun +45 3075 2936 mbbz@novonordisk.com

Frederik Taylor Pitter (US) +1 609 613 0568 fptr@novonordisk.com	Alex Bruce (US) +1 640 230 0276 axeu@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 63 / 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: October 26, 2026	NOVO NORDISK A/S Maziar Mike Doustdar Chief Executive Officer